Exhibit 99.1

29 April 2026

PureTech Health plc

PureTech Announces Annual Results for Year Ended December 31, 2025

Refined strategy and disciplined execution position Company to unlock value from its portfolio, which includes Celea Therapeutics’ Phase 3-ready deupirfenidone for idiopathic pulmonary fibrosis, Gallop Oncology’s clinically-validated LYT-200 for myeloid malignancies, and Seaport Therapeutics’ advancing clinical-stage pipeline for neuropsychiatric disorders

PureTech level cash, cash equivalents and short-term investments of $277.1 million1 and Consolidated cash, cash equivalents and short-term investments of $277.3 million1 as of December 31, 2025; Operational runway at least through the end of 2028, inclusive of the Company’s expected participation in Founded Entity fundraisings

As of March 31, 2026, PureTech level cash and cash equivalents were $248.1 million2

Company to host a webcast and conference call today at 9:00am EDT / 2:00pm BST

PureTech Health plc (Nasdaq: PRTC, LSE: PRTC) (“PureTech” or the “Company”) today announces its results for the year ended December 31, 2025, as well as its cash balance as of the first quarter ended March 31, 2026. The following information represents select highlights and references page numbers from the full UK Annual Report and Accounts, except as noted herein, a portion of which will be filed as an exhibit to PureTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, to be filed with the United States Securities and Exchange Commission (the “SEC”) and will also be available later today at https://investors.puretechhealth.com/financials-filings/reports.

Webcast and conference call details

Members of the PureTech management team will host a conference call at 9:00am EDT / 2:00pm BST today, April 29, 2026, to discuss these results. A live webcast and presentation slides will be available on the investors section of PureTech’s website under the Events and Presentations tab. To join by phone, please dial:

United Kingdom (Local): +44 20 3936 2999

United States (Local): +1 646 233 4753

Global Dial-In Numbers

Access Code: 932950

For those unable to listen to the call live, a replay will be available on the PureTech website.

Commenting on the annual results, Robert Lyne, Chief Executive Officer of PureTech, said:

“2025 was a year of continued progress for PureTech, as we built on the strength of our portfolio and took important steps to sharpen our strategic focus. We have refined how we deploy capital and scale our programs, with an emphasis on advancing therapeutic candidates through key value-inflection points and leveraging external investment to support later-stage development. This approach enables us to operate with greater discipline and efficiency while maintaining meaningful long-term exposure to the value we create.

“Alongside these efforts, we have continued to advance our portfolio. During the year, we advanced deupirfenidone to Phase 3 readiness in idiopathic pulmonary fibrosis through our Founded Entity Celea Therapeutics (Celea). I’m pleased to note that Celea has secured sufficient non-binding commitments from external investors, in addition to participation from PureTech, such that the fundraising is substantially complete, subject to continued negotiations. Whilst mindful of macro factors, Celea is targeting to close the financing by early in the third quarter of 2026. The financing is intended to support the Phase 3 SURPASS-IPF trial, which Celea expects to commence in close proximity to closing the financing.

“We also reported positive clinical results from LYT-200 in relapsed/refractory myeloid malignancies and, with these data in hand, intend to pursue external financing for Gallop Oncology to support its next phase of development, with an initial focus on relapsed/refractory high-risk myelodysplastic syndrome. Additionally, Seaport Therapeutics continued to advance its neuropsychiatric pipeline, including encouraging initial results from one of two ongoing clinical trials initiated in 2025, and filed a registration statement with the United States Securities and Exchange Commission for a potential initial public offering, though the timing, number of shares to be offered, and the price range for the offering has not yet been determined.

“We are also focused on ensuring that the value we create is more clearly reflected for shareholders. Our model has historically generated meaningful returns through a combination of equity ownership and non-dilutive economics, and we believe our continued progress positions us to deliver this more consistently over time. Critically, following the completion of Celea’s financing, we expect to reduce our operational burn significantly compared to our historical run rate, with a lower and more predictable cost base going forward. This will be driven in part by the transition of the Celea team and related development activities into the externally funded Founded Entity, reducing operating costs at the PureTech hub.

“As part of this broader focus on efficiency and alignment, we have announced our intention to voluntarily delist our American Depositary Shares from Nasdaq and concentrate our listing on the London Stock Exchange, where the substantial majority of trading volume and liquidity in our shares has consistently occurred. We believe this step simplifies our structure and reduces cost and administrative burden for the business, whilst retaining our primary London listing, providing access to both the UK and global investment community.

“Together, these actions are intended to create a leaner, more focused business. As part of this approach, we will look to return a greater proportion of future cash generation to shareholders, particularly in the event of any outsized returns, whilst maintaining appropriate operational runway.

“Looking ahead, our priorities remain clear. We are focused on advancing our most promising programs with urgency and discipline. At the same time, we will continue to invest in our innovation engine to generate the next wave of Founded Entities, while maintaining a thoughtful approach to capital allocation.

“PureTech was founded on the belief that innovative science and disciplined capital allocation can work hand in hand to deliver meaningful impact. As we move forward with greater focus and clarity, we believe we are well positioned to translate that approach into sustained value for both patients and shareholders.”

2025 and Early 2026 Operational Highlights

For full details, please see PureTech’s 2025 Annual Report.

Celea Therapeutics (Celea) Delivering transformative treatments for people with serious respiratory diseases Economic interest:[3] 100%

KEY HIGHLIGHTS

•

April 2026 post-period: Publication of results from the Phase 2b ELEVATE IPF trial of deupirfenidone (LYT-100) in people with idiopathic pulmonary fibrosis (IPF) in The American Journal of Respiratory and Critical Care Medicine.

•

February 2026 post-period: Announced the U.S. Food and Drug Administration (FDA) and European Commission had granted Orphan Drug Designation to deupirfenidone for the treatment of IPF, providing financial and commercial advantages for the development of deupirfenidone.

•

December 2025: Announced successful completion of the End-of-Phase 2 meeting with the FDA regarding development of deupirfenidone for the treatment of IPF and shared plans for pivotal, Phase 3 head-to-head SURPASS-IPF trial evaluating superiority of deupirfenidone compared with pirfenidone.

•

Through 2025: Presented data from the Phase 2b ELEVATE IPF trial at various medical meetings, including the American Thoracic Society (ATS) and European Respiratory Society (ERS) annual meetings.

UPCOMING MILESTONES

•

Celea has secured sufficient non-binding commitments from external investors, in addition to participation from PureTech, such that the fundraising is substantially complete, subject to continued negotiations. Whilst mindful of macro factors, Celea is targeting to close the financing by early in the third quarter of 2026. The financing is intended to support the Phase 3 SURPASS-IPF trial, which Celea expects to commence in close proximity to closing the financing.

Gallop Oncology (Gallop) Targeting galectin-9 to transform treatment paradigm for people with myeloid malignancies Economic interest:[3] 100%

KEY HIGHLIGHTS

•

April 2026 post-period: Announced positive topline data from the completed Phase 1b clinical trial of LYT-200 (anti-galectin-9 monoclonal antibody), which evaluated LYT-200 both as a monotherapy and in combination regimens in heavily pretreated patients with relapsed/refractory (R/R) high-risk (HR) myelodysplastic syndrome (MDS) and R/R acute myeloid leukemia (AML).

•

December 2025: Presented initial topline results from the Phase 1b clinical trial of LYT-200 in patients with R/R HR-MDS and R/R AML at the American Society of Hematology Annual Meeting.

•

January 2025: FDA granted Fast Track Designation to LYT-200 for the treatment of AML, which is intended to streamline the development and accelerate the assessment of drugs that target serious conditions with unmet medical need. LYT-200 was also granted Orphan Drug Designation in 2024, providing financial and commercial advantages for the development of LYT-200 in AML.

UPCOMING MILESTONES

•

Gallop has selected a recommended Phase 2 dose and intends to engage with the FDA to discuss the design of a subsequent trial that could potentially support registration of LYT-200 in R/R HR-MDS.

•

Gallop intends to pursue third-party capital to support a potentially registration-enabling trial in R/R HR-MDS, with the round targeted to close in the first quarter of 2027.

Seaport Therapeutics (Seaport)

Inventing and developing new medicines for patients with neuropsychiatric disorders

Economic interest:[3] 35.0% equity; 3-5% tiered royalties on Glyph product net sales; modest regulatory and commercial milestone payments

KEY HIGHLIGHTS

•

April 2026 post-period: Publicly filed a Registration Statement on Form S-1 with the U.S. Securities and Exchange Commission relating to a proposed initial public offering of shares of its common stock. The timing, number of shares to be offered, and the price range for the offering has yet been determined as of the date of this release. The offering is subject to market and other conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

•

April 2026 post-period: Announced positive topline data from the single-ascending dose and crossover portions of the ongoing Phase 1 proof-of-concept clinical trial of GlyphAgo™ (SPT-320 or Glyph Agomelatine) in healthy adults for the potential treatment of generalized anxiety disorder (GAD), having announced first patient dosed in September 2025.

•

March 2026 post-period: Published first-in-human clinical and preclinical data for GlyphAllo™ (SPT-300 or Glyph Allopregnanolone) in Science Translational Medicine.

•

July 2025: Announced first patient dosed in the Phase 2b BUOY-1 trial of GlyphAllo in patients with major depressive disorder (MDD) with or without anxious distress.

•

February 2025: Published new data in Molecular Pharmaceutics showcasing the Glyph platform’s unique ability to enhance drug transport through the lymphatic system for increased therapeutic exposure.

UPCOMING MILESTONES

•

Seaport anticipates topline data from the Phase 2b BUOY-1 trial of GlyphAllo in patients with MDD with or without anxious distress in the first half of 2027.

•

Seaport plans to initiate a Phase 2a proof-of-pharmacology trial designed to evaluate the potential sleep benefit of GlyphAgo in patients with GAD and sleep disturbance, with topline data expected in early 2028.

•

Seaport also plans to initiate, in parallel, a Phase 2b trial evaluating the efficacy and safety of GlyphAgo in patients with GAD, with topline data expected by the end of 2028.

Karuna Therapeutics (Karuna)

(Acquired by Bristol Myers Squibb as of March 18, 2024)

Economic interest: 2% royalty on annual Cobenfy™[4] sales above $2 billion in addition to milestone payments under its agreements with Royalty Pharma and Bristol Myers Squibb upon the achievements of certain regulatory approvals and Cobenfy sales milestones

KEY HIGHLIGHTS	Karuna was a PureTech Founded Entity through which Cobenfy™ (xanomeline and trospium chloride; formerly known as KarXT) was invented and advanced. Cobenfy was approved by the U.S. Food and Drug Administration on September 26, 2024, for the treatment of schizophrenia in adults. It is the first new mechanism approved to treat schizophrenia in decades.

UPCOMING MILESTONES	Under Bristol Myers Squibb, Cobenfy continues to be evaluated across additional indications, including in the Phase 3 ADEPT program for the treatment of psychosis associated with Alzheimer’s disease. For additional details and updates, please refer to Bristol Myers Squibb’s disclosures.

Financial Highlights

•

PureTech level cash, cash equivalents and short-term investments were $277.1 million,[1] based on consolidated cash, cash equivalents and short-term investments of $277.3 million as of December 31, 2025.

•	PureTech level cash and cash equivalents were $248.1 million, based on consolidated cash and cash equivalents of $248.2 million,[2] as of March 31, 2026.

•	PureTech has operational runway at least through the end of 2028.

PureTech Health will release its Annual Report for the year ended December 31, 2025, today. In compliance with the Financial Conduct Authority’s UK Listing Rule 6.4.3, the following documents will be submitted to the National Storage Mechanism today and be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

•	Annual Report and Accounts for the year ended December 31, 2025; and

•	Notice of 2026 Annual General Meeting (AGM).

Printed copies of these documents together with the Form of Proxy will be posted to shareholders in accordance with applicable UK rules. The Company will provide a hard copy of the Annual Report containing its audited financial statements, free of charge, to its shareholders upon request in accordance with Nasdaq requirements. Requests should be directed in writing by email to ir@puretechhealth.com. Copies will also be available electronically on the Investor Relations section of the Company’s website at https://investors.puretechhealth.com/financials-filings/reports.

PureTech’s 2026 AGM will be held on June 10, 2026, at 11:00am EDT / 4:00pm BST at the Company’s Corporate Headquarters at 6 Tide Street, Suite 400, Boston, Massachusetts, 02210, United States.

Shareholders are strongly encouraged to submit a proxy vote in advance of the meeting and to appoint the Chair of the meeting to act as their proxy. If a shareholder wishes to attend the meeting in person, we ask that the shareholder notify the Company by email to ir@puretechhealth.com to assist us in planning and implementing arrangements for this year’s AGM.

Any specific questions on the business of the AGM and resolutions can be submitted ahead of the meeting by e-mail to ir@puretechhealth.com (marked for the attention of Mr. Charles Sherwood).

Shareholders are encouraged to complete and return their votes by proxy, and to do so no later than 4:00pm BST on June 8, 2026. This will appoint the Chair of the meeting as proxy and will ensure that votes will be counted even though attendance at the meeting is restricted and you are unable to attend in person. Details of how to appoint a proxy are set out in the notice of AGM.

PureTech will keep shareholders updated of any changes it may decide to make to the current plans for the AGM. Please visit the Company’s website at www.puretechhealth.com for the most up-to-date information.

About PureTech Health

PureTech Health is a hub-and-spoke biotherapeutics company dedicated to giving life to science and transforming innovation into value. We do this through a proven, capital-efficient R&D model focused on opportunities with validated pharmacology and untapped potential to address significant patient needs. This strategy has produced dozens of therapeutic candidates, including three that have received U.S. FDA approval. By identifying, shaping, and de-risking these high-conviction assets and scaling them through dedicated structures backed by external capital, we accelerate their path to patients while creating sustainable value for shareholders.

For more information, visit www.puretechhealth.com or connect with us on LinkedIn and X (formerly Twitter) @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation those statements that relate to expectations regarding PureTech’s and its Founded Entities’ future prospects, development plans and strategies, including the success and scalability of the Company’s R&D model, the progress and timing of clinical trials and data readouts, the timing of potential regulatory submissions, and the sufficiency of available resources and expected operational runway. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other important factors that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, the following: our history of incurring significant operating losses since our inception; our ability to realize value from our Founded Entities; our need for additional funding to achieve our business goals, which may not be available and which may force us to delay, limit or terminate certain of our therapeutic development efforts; our limited information about and limited control or influence over our Non-Controlled Founded Entities; the lengthy and expensive process of preclinical and clinical drug development, which has an uncertain outcome and potential for substantial delays; potential difficulties with enrolling patients in clinical trials, which could delay our clinical development activities; side effects, adverse events or other safety risks which could be associated with our therapeutic candidates and delay or halt their clinical development; our ability to obtain regulatory approval for and commercialize our therapeutic candidates; our ability to compete with companies currently marketing or engaged in the development of treatments for indications within our programs are designed to target; our ability to realize the benefits of our collaborations, licenses and other arrangements; the impact of government laws and regulations; our ability to maintain and protect our intellectual property rights; our reliance on third parties, including clinical research organizations, clinical investigators and manufacturers; our vulnerability to natural disasters, global economic factors, geo-political actions and unexpected events; and those additional important factors described under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, to be filed with the SEC and in our other regulatory filings. These forward-looking statements are based on assumptions regarding the present and future business strategies of the Company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, we disclaim any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact: PureTech	EU/UK media	U.S. media

Public Relations publicrelations@puretechhealth.com Investor Relations IR@puretechhealth.com	Ben Atwell, Rob Winder +44 (0) 20 3727 1000 puretech@fticonsulting.com	Justin Chen +1 609 578 7230 jchen@tenbridgecommunications.com

1

PureTech level cash, cash equivalents and short-term investments excludes cash and cash equivalents at non-wholly owned subsidiary of $0.2m. PureTech level cash, cash equivalents and short-term investments is a non-IFRS measure. For more information in relation to the PureTech level cash, cash equivalents and short-term investments and Consolidated cash, cash equivalents and short-term investments measures, please see below under the heading “Financial Review.”

2

PureTech level cash and cash equivalents as of March 31, 2026, is an unaudited figure and excludes cash and cash equivalents at non-wholly owned subsidiary of $0.1m. PureTech level cash and cash equivalents is a non-IFRS measure.

3

Relevant ownership interests were calculated on a partially diluted basis (as opposed to a voting basis) as of December 31, 2025, including outstanding shares and stock options, but excluding unallocated shares authorized to be issued pursuant to equity incentive plans. PureTech controls Celea Therapeutics and Gallop Oncology, Inc.

4

Certain third-party trademarks are included here; PureTech does not claim any rights to any third-party trademarks. COBENFY™ (xanomeline and trospium chloride) is indicated for the treatment of schizophrenia in adults. For Important Safety Information, see U.S. Full Prescribing Information, including Patient Information on COBENFY.com. Following the acquisition of Karuna, KarXT is now under the stewardship of Bristol Myers Squibb and will be marketed as Cobenfy.

Letter from the Chair

Strengthening Our Foundation for Sustainable Value Creation

With a refreshed strategic focus, we have sharpened our hub-and-spoke model to more effectively advance differentiated programs through our Founded Entities, while cultivating the next wave of innovation with increased discipline.

2025 marked a defining year for PureTech, as we sharpened our strategic focus, strengthened our leadership, and positioned the Company for a new phase of disciplined value creation. Building on more than two decades of translating breakthrough science into value, we have taken important steps to align our model, portfolio, and governance with the opportunities ahead.

At the core of this progress is a renewed clarity around our differentiated hub-and-spoke model. By advancing programs through our Founded Entities, we are enhancing capital efficiency, reducing risk concentration, and accelerating paths to value realization. This approach reflects a more disciplined approach to portfolio management while preserving the scientific ambition that has long defined PureTech.

A key milestone in the year was the appointment of Robert Lyne as Chief Executive Officer in December 2025, following his tenure as Interim CEO. After a thorough and deliberate process, the Board unanimously concluded that Rob is the right leader to guide PureTech through this next phase. His deep understanding of our model, combined with a strong track record of aligning scientific innovation with disciplined execution, positions the Company to deliver on its strategic priorities with clarity and focus.

Under Rob’s leadership, we are sharpening operational execution across the portfolio while maintaining our capital-efficient approach. During the year, we continued to advance key programs and support our Founded Entities in attracting external capital, reinforcing the strength and scalability of our model. These efforts underscore our ability to translate scientific insight into meaningful progress for patients while creating long-term value for shareholders.

To further align our capital markets presence with our investor base and strategic priorities, the Board has decided to concentrate trading on the London Stock Exchange and voluntarily delist our American Depositary Shares from Nasdaq. As a London-listed company with operations in Boston, PureTech offers UK and global investors access to the world’s leading biotechnology hub. This decision simplifies our structure, reduces cost and administrative complexity, and strengthens our engagement with the UK investment community.

Consistent with this focus, the Board is also progressing a search for up to two additional independent non-executive directors with relevant UK capital markets expertise. This will further enhance our governance and support deeper engagement with our shareholders. We look forward to providing an update in due course.

On behalf of the Board, I would like to thank our shareholders for their continued support. PureTech enters this next chapter with renewed clarity of purpose and confidence in the strengths that define the Company. We are well positioned to translate our differentiated model into sustained progress to unlock value across our portfolio, deliver impact for patients, and generate long-term returns for our investors.

Sharon Barber-Lui

Interim Chair of the Board of Directors

April 29, 2026

Letter from the Chief Executive Officer

Moving Forward with Focus

We are building on the strengths of our model and portfolio while moving forward with greater focus and discipline.

PureTech was founded to create innovative therapeutic candidates, advance them through critical stages of validation, and leverage external capital to enable long-term value creation for both patients and shareholders. Through this model, we have delivered meaningful clinical progress, regulatory success, and substantial cash generation while continuing to build a diversified pipeline of future opportunities.

It is a privilege to lead PureTech at this important moment in the Company’s evolution. Having served as Interim Chief Executive Officer and previously as Chief Portfolio Officer, I have seen firsthand the depth of innovation within our Portfolio and the strength of the team advancing it. As we look ahead, our focus is clear: sharpen execution, strengthen capital discipline, and ensure that PureTech’s distinctive model continues to translate breakthrough science into meaningful value for both patients and shareholders.

At the core of PureTech’s strategy is a simple principle: advance programs through the most critical value-creating stages with disciplined capital deployment, then leverage external investment to support later-stage development. This hub-and-spoke model has successfully generated both approved therapies for patients and significant cashflows to support our ongoing business. Going forward, we will be focusing our activities on areas where we have had greatest success, namely therapeutic candidates with validated pharmacology. By combing this refined approach with increased operational and financial discipline, I am confident that we can continue to bring new treatments for patients to market whilst increasing returns to shareholders via a variety of means.

In recent years, PureTech advanced several programs through later stages of development before transitioning them to Founded Entities. While this approach allowed the Company to retain larger equity ownership in later-stage programs, it also required greater capital investment and operational infrastructure at the PureTech hub, concentrating both resources and execution within the parent organization.

Going forward, we intend to establish and capitalize these entities earlier in the development lifecycle, once programs have reached key clinical value inflection points. As return on capital is typically higher earlier in the lifecycle, this approach should increase the overall financial performance of the Portfolio whilst maintaining diversifications. This shift represents a return to many of the founding principles of our model. By transitioning programs into externally funded Founded Entities earlier, PureTech can retain meaningful long-term upside while operating with greater capital efficiency and maintaining a leaner organizational structure.

External investment also provides important third-party validation of our programs, which have collectively secured over $4 billion in third-party funding since 2018, while retaining non-dilutive economics for PureTech and creating opportunities for greater visibility into the value of our Portfolio.

Unlocking value across our Portfolio

PureTech’s portfolio includes economics in Cobenfy™, Seaport Therapeutics (Seaport), Celea Therapeutics (Celea), and Gallop Oncology (Gallop) (see pages 9—19 for details), and I am pleased with the progress made in 2025 and the beginning of 2026. Notably, Celea’s deupirfenidone is now Phase-3 ready in idiopathic pulmonary fibrosis; Gallop’s LYT-200 demonstrated positive Phase 1b data, and the team is preparing to discuss a potentially registration-enabling trial in relapsed/refractory high-risk myelodysplastic syndrome with FDA; and Seaport progressed two clinical trials for neuropsychiatric conditions and filed a registration statement for a potential initial public offering on Nasdaq.

We also maintain an interest in Legacy Holdings1, which represent historical Founded Entities. While there may be potential upside from these programs, they are not a current focus of our capital allocation, nor do we currently expect them to have a material impact on the overall value of PureTech moving forward.

Our Founded Entities are structured to generate long-term, multifold value through a combination of equity ownership and non-dilutive economics, including milestone and royalty rights. This structure has historically enabled PureTech to self-fund the advancement of our portfolio through key catalysts without relying on traditional dilutive capital raises at the parent company level.

Following the completion of Celea’s financing, we expect to reduce our operational burn significantly compared to our historical run rate, with a lower and more predictable cost base going forward. This will be driven in part by the transition of the Celea team and related development activities into the externally funded Founded Entity, reducing operating costs at the PureTech hub. I’m pleased to note that Celea has secured sufficient non-binding commitments from external investors, in addition to participation from PureTech, such that the fundraising is substantially complete, subject to continued negotiations. Whilst mindful of macro factors, Celea is targeting to close the financing by early in the third quarter of 2026. The financing is intended to support the Phase 3 SURPASS-IPF trial, which Celea expects to commence in close proximity to closing the financing.

More broadly, our refreshed strategy of establishing Founded Entities earlier in the development lifecycle will allow PureTech to maintain a lean operating structure while preserving exposure to the long-term upside of our programs.

Together, these changes strengthen our capital discipline and enhance our flexibility to allocate capital thoughtfully, including evaluating opportunities to deliver additional shareholder returns beyond the $150 million returned to date. As part of this approach – and to ensure shareholders benefit from our operational and financial success – we will look to return an increased proportion of future cash generation to shareholders beyond those needed to run our lean operating model, particularly in the event of any outsized returns.

Scaling the next wave of innovation

PureTech’s innovation engine is the foundation of our future Founded Entities and long-term value creation.

Our track record demonstrates the potential of this model. Cobenfy™ began as a PureTech invention and ultimately resulted in the first novel mechanism approved for schizophrenia in decades.

From an initial investment of $18.5 million, PureTech has realized approximately $1.1 billion in cash to date, while retaining long-term economic upside.

This outcome exemplifies the capital-efficient value creation we intend to reproduce, and I’m pleased to say that our Innovation Team, led by Dr. Eric Elenko, President and Co-founder of PureTech, has continued to progress their work with this goal in mind.

Over the next three years, we plan to generate up to two new development candidates. Each program would have the potential to become a new Founded Entity supported by external capital for clinical development, thus contributing to the next wave of growth for PureTech.

This strategy enables us to advance multiple promising opportunities through the most critical, value-driving milestones with modest spend before leveraging external investors to fund later development. It also provides multiple “shots on goal,” diversifies risk across our Portfolio, and enables us to progress more potential therapies toward patients.

Crucially, this model allows us to generate reproducible value creation without incurring the costs and overhead necessary to scale into a fully integrated commercial organization. We believe our greatest strength within the biotechnology ecosystem lies in serving as a highly productive innovation engine — identifying breakthrough opportunities, advancing them through key inflection points, and building Founded Entities capable of realizing their full potential.

Commitment to shareholders

A central tenet of this refreshed strategy is to provide a clearer, more measurable and more predictable path to shareholder value. We are committed to improving transparency around our portfolio, including greater visibility into the value of our ownership positions, capital allocation priorities, and progress towards key value-inflection milestones. In the coming year, we will continue strengthening our engagement with shareholders to ensure that the benefits of PureTech’s model and portfolio are more clearly understood.

At the same time, we will remain thoughtful stewards of capital. Where appropriate, we will evaluate opportunities to return capital to shareholders while maintaining the flexibility to reinvest in high-conviction innovation.

Building value together

None of this progress would be possible without the people who make PureTech what it is today. I am deeply grateful to our team for their scientific rigor, entrepreneurial creativity, and resilience – qualities that continue to define this organization – as well as to our Board of Directors for their continued guidance as we lead the Company into this next chapter.

I would also like to thank our shareholders for their continued support and engagement. Your confidence in our strategy enables us to pursue meaningful innovation while building long-term value.

To the broader clinical community – including patients, caregivers, clinicians, and advocates – thank you for the trust you place in the work we do. Our commitment remains steadfast: to advance transformative therapies that have the potential to improve patients’ lives.

It is a privilege to lead PureTech at this pivotal moment, and we remain firmly committed to driving sustained progress and value creation in the years ahead.

Robert Lyne

Chief Executive Officer and Director

April 29, 2026

1

Legacy Holdings represent our interests in historical Founded Entities. We retain potential upside from these positions but do not expect them to be material value drivers for PureTech and only expect to allocate modest, if any, capital to these entities. To the extent we believe that these holdings could produce material value to PureTech or receive material investment from PureTech, we would move them into the Founded Entities category. As of December 31, 2025, Legacy Holdings include, among others, Sonde Health, Entrega, and Vedanta Biosciences.

Letter from the President

Driving Innovation and Delivering Impact

We focus on identifying opportunities with validated pharmacology and applying the right approach to unlock their full potential.

At PureTech, we focus on a distinct category of opportunity: therapies with validated pharmacology that have not reached their full potential.

These are medicines where human efficacy has already been demonstrated, but where prior development was constrained by specific challenges. By identifying and addressing those limitations, we aim to unlock differentiated therapeutic opportunities with a higher probability of success and a more capital-efficient path to value creation.

Our unique approach to innovation is grounded in what we refer to as our LIFE model— Launching Innovation From Existing pharmacology. Refined over two decades, this framework reflects a systematic and repeatable way of creating new innovation.

We begin by targeting areas of significant patient need and then look to identify therapies with the potential to have meaningful impact. Our search for these opportunities is intentionally broad and disciplined, spanning discontinued industry programs, academic discoveries, previously tested drug candidates, and even approved medicines. By continuously evaluating this landscape, we identify programs where prior data suggest meaningful pharmacological activity, but where earlier development strategies left important questions unresolved. In taking this broad, agnostic approach to sourcing, we are able to direct resources toward the most compelling opportunities without undue continuation bias.

Critically, the opportunity set is not static. Periods of industry consolidation, shifts in capital availability, and corporate portfolio prioritization often result in promising therapeutics being overlooked. Because our model is designed to systematically evaluate these dynamics, it remains resilient across industry cycles and allows us to identify potential value even during periods of broader sector realignment.

In many cases, the therapies we pursue were initially limited by tolerability, dosing constraints or pharmacokinetics that prevented them from being fully realized in development. We address these limitations through a bespoke approach to each opportunity that generates new intellectual property, drawing on a range of capabilities. Previous solutions have included combining a second drug with the drug of interest, as we did when inventing Cobenfy™ (see page 19), or applying medicinal chemistry, which was our approach with the Glyph platform (see page 17).

By conducting a continual therapeutic search and allocating capital selectively, we ensure that we only advance the most promising programs while discontinuing those that do not meet our predefined thresholds for impact and return. This approach mitigates binary risk while allowing us to capture both the clinical and financial value created by successful innovation.

Once identified, programs progress through a structured internal evaluation process designed to assess both scientific and commercial potential. Because the starting point is often a known drug, and the characteristics required for success can be clearly defined, we design capital-efficient preclinical go/no-go experiments that determine whether a program should advance or be deprioritized.

Each year we will aim to progress up to three concept-stage programs through defined scientific milestones. Our investment at this stage is modest, and experiments are designed to generate decisive data – often through focused “killer experiments.” Only after these milestones are met do we commit to nominating a development candidate, ensuring that capital is deployed selectively and supported by robust data with a credible path forward.

Programs that demonstrate sufficient promise may then be advanced under a Founded Entity. These companies are built around specific programs and are supported by dedicated third-party capital, allowing development to scale while maintaining a focused and lean operating structure at the PureTech hub.

The strength of this approach is reflected in our track record. PureTech has achieved a clinical trial success rate of nearly 80 percent1, with three programs from our portfolio having received U.S. FDA approval. Our Founded Entities have also secured over $4 billion in third-party funding since 2018, providing important external validation of both the scientific rigor and commercial potential of our programs.

The LIFE model continues to generate new opportunities. We currently have several promising programs progressing through our concept-stage evaluation process, reflecting the ongoing productivity of our model. Over the next three years, we expect to nominate up to two new development candidates that could serve as the foundation for future Founded Entities and potential third-party financing.

To support this next phase of innovation, we are focusing on the areas that have consistently delivered the strongest clinical and financial results. In particular, we will prioritize small molecules and traditional biologics (e.g., antibodies) with validated pharmacology that can be efficiently de-risked and financed through focused experimentation, with the intention of advancing these programs into clinical development through externally funded Founded Entities.

We will continue to concentrate on therapeutic areas where PureTech has built deep expertise, such as central nervous system disorders, while remaining open to compelling opportunities across the broader biomedical landscape.

At the same time, we are enhancing the front end of our innovation engine through the integration of artificial intelligence (AI). These capabilities build on the model that has guided PureTech’s innovation process and produced programs such as Karuna’s Cobenfy, Celea’s deupirfenidone, and Seaport’s pipeline of medicines for neuropsychiatric disorders, well before the emergence of modern AI tools. AI allows us to interrogate decades of dense clinical data at a scale and speed that would otherwise require a large team of analysts. What continues to differentiate PureTech is the ability to identify the innovative step that unlocks a therapy’s potential and design focused, capital-efficient experiments to prove it. AI can accelerate discovery, but the solutions themselves remain bespoke – shaped by scientific judgment, experience, and disciplined execution.

Innovation in medicine is rarely the result of a single breakthrough moment. More often, it emerges from disciplined experimentation, careful scientific judgment, and the willingness to revisit ideas others may have overlooked. This philosophy has guided PureTech since its founding, and it will continue to shape how we identify and advance the next generation of transformative therapies.

Ultimately, the purpose of this work is to deliver meaningful outcomes for patients. A therapy only has value if it can be tolerated, effectively delivered and provide clinically meaningful benefit. As we refine and enhance our model, we remain focused on advancing medicines that can make a meaningful difference in patients’ lives while strengthening long-term shareholder value.

Eric Elenko, Ph.D.

President and Co-founder

April 29, 2026

1

The percentage includes number of successful trials out of all trials run for all therapeutic candidates advanced through at least Phase 1 by PureTech or its historical Founded Entities from 2009 onward.

Risk management

The execution of the Group’s strategy is subject to a range of risks and uncertainties. As a clinical-stage biotherapeutics company, the Group operates in an inherently high-risk environment. The Group’s strategic approach seeks to aid the Group’s risk management efforts to achieve an effective balancing of risk and reward. Risk assessment, evaluation and mitigation are integral parts of the Group’s management process. The Group, however, also recognizes that ultimately no strategy provides an assurance against loss.

Risks are formally identified by the Board and appropriate internal controls are put in place and tailored to the specific risks to monitor and mitigate them on an ongoing basis. If multiple or an emerging risk event occurs, it is possible that the overall effect of such events would compound the overall effect on the Group. The principal risks that the Board has identified as the key business risks facing the Group are set out in the table below along with the impact and mitigation management plan with respect to each risk. These risks are only a high-level summary of the principal risks affecting our business; any number of these or other risks could have a material adverse effect on the Group or its financial condition, development, results of operations, subsidiary companies and/or future prospects. Further information on the risks facing the Group can be found on pages 185 to 223 which also includes a description of circumstances under which principal and other risks and uncertainties might arise in the course of our business and their potential impact.

Risk	Impact*	Management Plans/Actions

1 Risks related to science and technology failure

The science and technology being developed or commercialized by some of our businesses may fail and/or our businesses may not be able to develop their intellectual property into commercially viable therapeutics or technologies.

There is also a risk that certain of the businesses may fail or not succeed as anticipated, resulting in significant decline of our value.

The failure of any of our businesses could decrease our value. A failure of one of the major businesses could also impact the reputation of PureTech as a developer of high value technologies and possibly make additional fundraising by PureTech or any Founded Entity more difficult or unavailable on acceptable terms at all.

Prior to additional steps in the development of any technology, extensive due diligence is carried out that covers all the major business risks, including technological feasibility, competition and technology advances, market size, strategy, adoption and intellectual property protection.

A capital efficient approach is employed, which requires the achievement of a level of proof of concept prior to the commitment of substantial capital is committed. Capital deployment is generally tranched to ensure the funding of programs only to their next value milestone. Members of our Board or our management team serve on the board of directors of several of the businesses so as to continue to guide each business’s strategy and to oversee proper execution thereof. We use our extensive network of advisors to ensure that each business has appropriate domain expertise as it develops and executes on its strategy and the R&D Committee of our Board reviews each program at each stage of development and advises our Board on further actions. Additionally, we have a diversified model with numerous assets such that the failure of any one of our businesses or therapeutic candidates would not result in a failure of all of our businesses.

2 Risks related to clinical trial failure

Clinical trials and other tests to assess the commercial viability of a therapeutic candidate are typically expensive, complex and time-consuming, and have uncertain outcomes.

Conditions in which clinical trials are conducted differ, and results achieved in one set of conditions could be different from the results achieved in different conditions or with different subject populations. If our therapeutic candidates fail to achieve successful outcomes in their respective clinical trials, the therapeutics will not receive regulatory approval and in such event cannot be commercialized. In addition, if we fail to complete or experience delays in completing clinical tests for any of our therapeutic candidates, we may not be able to obtain regulatory approval or commercialize our therapeutic candidates on a timely basis, or at all.

	A critical failure of a clinical trial may result in termination of the program and a significant decrease in our value. Significant delays in a clinical trial to support the appropriate regulatory approvals could impact the amount of capital required for the business to become fully sustainable on a cash flow basis.	We have a diversified model to limit the impact of clinical trial outcomes on our ability to operate as a going concern. We have dedicated internal resources to establish and monitor each of the clinical programs for the purpose of maximising successful outcomes. We also engage outside experts to help create well-designed clinical programs that provide valuable information and mitigate the risk of failure. Significant scientific due diligence and preclinical experiments are conducted prior to a clinical trial to evaluate the odds of the success of the trial. In the event of the outsourcing of these trials, care and attention are given to assure the quality of the vendors used to perform the work.

3 Risks related to regulatory approval

The pharmaceutical industry is highly regulated. Regulatory authorities across the world enforce a range of laws and regulations governing the testing, approval, manufacturing, labelling and marketing of pharmaceutical therapeutics. Stringent standards are imposed which relate to the quality, safety and efficacy of these therapeutics. These requirements are a major determinant of the commercial viability of developing a drug substance or medical device given the time, expertise and expense which must be invested.

We may not obtain regulatory approval for our therapeutic candidates. Moreover, approval in one territory offers no guarantee that regulatory approval will be obtained in any other territory. Even if therapeutics are approved, subsequent regulatory difficulties may arise, or the conditions relating to the approval may be more onerous or restrictive than we anticipate.

	The failure of one of our therapeutics to obtain any required regulatory approval, or conditions imposed in connection with any such approval, may result in a significant decrease in our value.	We manage our regulatory risk by employing highly experienced clinical managers and regulatory affairs professionals who, where appropriate, will commission advice from external advisors and consult with the regulatory authorities on the design of our preclinical and clinical programs. These experts ensure that high-quality protocols and other documentation are submitted during the regulatory process, and that well-reputed contract research organizations with global capabilities are retained to manage the trials. We also engage with experts, including on our R&D Committee, to help design clinical trials to help provide valuable information and maximize the likelihood of regulatory approval. Additionally, we have a diversified model with numerous assets such that the failure to receive regulatory approval or subsequent regulatory difficulties with respect to any one therapeutic would not adversely impact all of our therapeutics and businesses.

4 Risks related to therapeutic safety

There is a risk of adverse reactions with all drugs and medical devices. If any of our therapeutics are found to cause adverse reactions or unacceptable side effects, then therapeutic development may be delayed, additional expenses may be incurred if further studies are required, and, in extreme circumstances, it may prove necessary to suspend or terminate development. This may occur even after regulatory approval has been obtained, in which case additional trials may be required, the approval may be suspended or withdrawn or require product labels to include additional safety warnings. Adverse events or unforeseen side effects may also potentially lead to product liability claims against us as the developer of the therapeutics and sponsor of the relevant clinical trials. These risks are also applicable to our Founded Entities and any trials they conduct or therapeutic candidates they develop.	Adverse reactions or unacceptable side effects may result in a smaller market for our therapeutics, or even cause the therapeutics to fail to meet regulatory requirements necessary for sale of the therapeutic. This, as well as any claims for injury or harm resulting from our therapeutics, may result in a significant decrease in our value.	Safety is our top priority in the design of our therapeutics. We conduct extensive preclinical and clinical trials which test for and identify any adverse side effects. Despite these steps and precautions, we cannot fully avoid the possibility of unforeseen side effects. To mitigate the risk further we have insurance in place to cover product liability claims which may arise during the conduct of clinical trials.

5 Risks related to Programs or Founded Entities

We may be unable to achieving funding for our Founded Entities or our various therapeutic Programs if potential sources of financing, including venture capital groups, industry partners, and others, do not believe such entities or programs can become profitable or otherwise form the basis for investment or if broader market conditions are unfavourable for raising capital at the point in time at which such capital is needed. Conditions for raising capital differ materially on a case-by-case basis and there is no guarantee that our ability to raise capital in one circumstance or from one partner will translate to other circumstances or partners. Raising capital at appropriate times in the development cycle of therapeutic candidates is crucial to their clinical progression, and a failure to raise capital at the necessary time could impair our ability to progress such candidates.	The failure to obtain funding for any of our Founded Entities or therapeutic candidates could result in the need to spend additional resources to progress these assets internally or could otherwise require us to delay or cease development activities with respect to specific therapeutic candidates or Founded Entities.	We maintain relationships with key potential funding partners for our various Programs and Founded Entities and dedicate significant resources and time to such relationships. We seek to employ repeatable approaches that allow for pattern recognition and streamlined investment decisions for third parties. We also perform key experiments and other work early in the development process for any therapeutic candidate to de-risk development activities and promote third party investment.

6 Risks related to therapeutic profitability and competition

We may be unable to sell our therapeutics profitably if reimbursement from third-party payers – such as private health insurers and government health authorities – is restricted or not available. If, for example, it proves difficult to build a sufficiently strong economic case based on the burden of illness and population impact.

Third-party payers are increasingly attempting to curtail healthcare costs by challenging the prices that are charged for pharmaceutical therapeutics and denying or limiting coverage and the level of reimbursement. Moreover, even if the therapeutics can be sold profitably, they may not be adopted by patients and the medical community.

Alternatively, our competitors – many of whom have considerably greater financial and human resources – may develop safer or more effective therapeutics or be able to compete more effectively in the markets targeted by us. New companies may enter these markets and novel therapeutics and technologies may become available which are more commercially successful than those being developed by us. These risks are also applicable to our Founded Entities and could result in a decrease in their value.

	The failure to obtain reimbursement from third party payers, and competition from other therapeutics, could significantly decrease the amount of revenue we may receive from therapeutic sales for certain therapeutics. This may result in a significant decrease in our value.	We engage reimbursement experts to conduct pricing and reimbursement studies for our therapeutics to ensure that a viable path to reimbursement, or direct user payment, is available. We also closely monitor the competitive landscape for our therapeutics and therapeutic candidates and adapt our business plans accordingly. Not all therapeutics that we are developing will rely on reimbursement. Also, while we cannot control outcomes, we seek to design studies to generate data that will help support potential reimbursement.

7 Risks related to intellectual property protection

We may not be able to obtain patent protection for some of our therapeutics or maintain the secrecy of their trade secrets and know-how. If we are unsuccessful in doing so, others may market competitive therapeutics at significantly lower prices. Alternatively, we may be sued for infringement of third-party patent rights. If these actions are successful, then we would have to pay substantial damages and potentially remove our therapeutics from the market. We license certain intellectual property rights from third parties. If we fail to comply with our obligations under these agreements, it may enable the other party to terminate the agreement. This could impair our freedom to operate and potentially lead to third parties preventing us from selling certain of our therapeutics.	The failure to obtain patent protection and maintain the secrecy of key information may significantly decrease the amount of revenue we may receive from therapeutic sales. Any infringement litigation against us may result in the payment of substantial damages by us and result in a significant decrease in our value.	We spend significant resources in the prosecution of our patent applications and maintenance of our patents, and we have in-house patent counsel and patent group to help with these activities. We also work with experienced external attorneys and law firms to help with the protection, maintenance and enforcement of our patents. Third party patent filings are monitored to ensure the Group continues to have freedom to operate. Confidential information (both our own and information belonging to third parties) is protected through use of confidential disclosure agreements with third parties, and suitable provisions relating to confidentiality and intellectual property exist in our employment and advisory contracts. Licenses are monitored for compliance with their terms.

8 Risks related to enterprise profitability

We expect to continue to incur substantial expenditure in further research and development activities. There is no guarantee that we will become operationally profitable, and, even if we do so, we may be unable to sustain operational profitability.	The strategic aim of the business is to generate profits for our shareholders through the commercialization of technologies through therapeutic sales, strategic partnerships and sales of businesses or parts thereof. The timing and size of these potential inflows are uncertain. Should revenues from our activities not be achieved, or in the event that they are achieved but at values significantly less than the amount of capital invested, then it would be difficult to sustain our business.	We retain significant cash in order to support funding of our Founded Entities and our Wholly-Owned Programs. We have close relationships with a wide group of investors and strategic partners to ensure we can continue to access the capital markets and additional monetization and funding for our businesses. Additionally, our Founded Entities are able to raise money directly from third party investors and strategic partners.

9 Risks related to hiring and retaining qualified employees and key personnel

We operate in complex and specialized business domains and require highly qualified and experienced management to implement our strategy successfully. We and many of our businesses are located in the United States which is a very competitive employment market.

Moreover, the rapid development which is envisaged by us may place unsupportable demands on our current managers and employees, particularly if we cannot attract sufficient new employees. There is also the risk that we may lose key personnel.

	The failure to attract highly effective personnel or the loss of key personnel would have an adverse impact on our ability to continue to grow and may negatively affect our competitive advantage.	The Board regularly seeks external expertise to assess the competitiveness of the compensation packages of its senior management. Senior management continually monitors and assesses compensation levels to ensure we remain competitive in the employment market. We maintain an extensive recruiting network through our Board members, advisors and scientific community involvement. We also employ an executive as a full-time in-house recruiter and retain outside recruiters when necessary or advisable. Additionally, we are proactive in our retention efforts and include incentive-based compensation in the form of equity awards and annual bonuses, as well as a competitive benefits package. We have a number of employee engagement efforts to strengthen our PureTech community.

10 Risks related to business, economic or public health disruptions

Business, economic, financial or geopolitical disruptions or global health concerns could seriously harm our development efforts and increase our costs and expenses.	Broad-based business, economic, financial or geopolitical disruptions could adversely affect our ongoing or planned research and development activities. Global health concerns, such as a further pandemic, or geopolitical events, like the ongoing consequences of the armed conflicts, could also result in social, economic, and labor instability in the countries in which we operate or the third parties with whom we engage. We consider the risk to be increasing since the prior year and note further risks associated with the banking system and global financial stability. We cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if we or any of the third parties with whom we engage, including the suppliers, clinical trial sites, regulators, providers of financial services and other third parties with whom we conduct business, were to experience shutdowns or other business disruptions, our ability to conduct our business in the manner and on the timelines presently planned could be materially and negatively impacted. It is also possible that global health concerns or geopolitical events such as these ones could disproportionately impact the hospitals and clinical sites in which we conduct any of our current and/or future clinical trials, which could have a material adverse effect on our business and our results of operation and financial impact.	We regularly review the business, economic, financial and geopolitical environment in which we operate. It is possible that we may see further impact as a result of current geopolitical tensions. We monitor the position of our suppliers, clinical trial sites, regulators, providers of financial services and other third parties with whom we conduct business. We develop and execute contingency plans to address risks where appropriate.

Financial Review

Reporting Framework

You should read the following discussion and analysis together with our Consolidated Financial Statements, including the notes thereto, set forth elsewhere in this report. Some of the information contained in this discussion and analysis or set forth elsewhere in this report, including information with respect to our plans and strategy for our business and financing our business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including the risks set forth on pages 59 to 64 and in the Additional Information section from pages 185 to 223, our actual results could differ materially from the results described in or implied by these forward-looking statements.

Our audited Consolidated Financial Statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023, have been prepared in accordance with UK-adopted International Financial Reporting Standards (“IFRS”). The Consolidated Financial Statements also comply fully with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”).

The following discussion contains references to the Consolidated Financial Statements of PureTech Health plc (the “Parent”) and its consolidated subsidiaries, together “the Group”. These financial statements consolidate PureTech Health plc’s subsidiaries and include the Group’s interest in associates by way of equity method, as well as investments held at fair value. Subsidiaries are those entities over which the Group maintains control. Associates are those entities in which the Group does not have control for financial accounting purposes but maintains significant influence over financial and operating policies. Where the Group has neither control nor significant influence for financial accounting purposes, or when the investment in associates is not in instruments that would be considered equity for accounting purposes, we recognize our holdings in such entity as an investment at fair value with changes in fair value being recorded in the Consolidated Statement of Comprehensive Income/(Loss). For purposes of our Consolidated Financial Statements, each of our Founded Entities1 are considered to be either a “subsidiary”, an “associate” or an “investment held at fair value” depending on whether the Group controls or maintains significant influence over the financial and operating policies of the respective entity at the respective period end date, and depending on the form of the investment. For additional information regarding the accounting treatment of these entities, see Note 1. Material Accounting Policies to our Consolidated Financial Statements included in this report. For additional information regarding our operating structure, see “Basis of Presentation and Consolidation” below.

Business Background and Results Overview

The business background is discussed above from pages 1 to 21, which describes the business development of our overall portfolio, including our Wholly-Owned programs3 and Founded Entities.

Our ability to achieve profitability will depend on the successful monetization of our Founded Entities or Wholly-Owned programs or other revenue generating activities. Such monetization will largely depend on the successful development and eventual commercialization of one or more therapeutic candidates of our Founded Entities, which may or may not occur.

Monetization includes the sale of our equity interest in our Founded Entities, the receipt of, or the sale of rights to, royalties, entering into strategic partnerships, and other related business development activities.

We have deconsolidated a number of our Founded Entities, specifically Seaport Therapeutics, Inc. (“Seaport”) in 2024, Vedanta Biosciences, Inc. (“Vedanta”) in 2023, Sonde Health Inc. (“Sonde”) in 2022, Karuna Therapeutics, Inc. (“Karuna”), Vor Biopharma Inc. (“Vor”) and Gelesis, Inc. (“Gelesis”) in 2019, and Akili Interactive Labs, Inc. (“Akili”) in 2018.

Any deconsolidation affects our financials in the following manner:

•	our ownership interest does not provide us with a controlling financial interest;

•

we no longer control the Founded Entity’s assets and liabilities, and as a result, we derecognize the assets, liabilities and non-controlling interests related to the Founded Entity from our financial statements;

•	we record our retained investment in the Founded Entity at fair value; and

•	the resulting amount of any gain or loss is recognized.

Whilst we do not plan to fully fund our deupirfenidone (LYT-100) or LYT-200 programs, we anticipate that we will invest in the respective Founded Entities that house those programs, Celea Therapeutics and Gallop Oncology, in conjunction with external investors. We also anticipate we will be providing a certain level of funding for these programs in 2026 and, to the extent we are able to secure external sources of cash for these programs, potentially also in future years. Consequently, we anticipate our expenses will increase in the short term as we continue to advance our Wholly-Owned programs. However, we anticipate a decrease in our expenses in the mid and long term in connection with execution of our current strategy of housing these Wholly-Owned programs in Founded Entities and accessing external sources of funding at the Founded Entity level, which, over time, could lead to the deconsolidation of the Founded Entities. The increase in our expenses and capital requirements in the near term will involve:

•	continued research and development efforts to advance our clinical programs through development; and

•	addition of clinical, scientific, operational, financial and management information systems and maintaining appropriate levels of personnel to execute on our strategic initiatives.

1

Founded Entities are comprised of the entities which the Company incorporated and announced the incorporation as a Founded Entity externally. It includes certain of the Company’s wholly-owned subsidiaries which have been announced by the Company as Founded Entities, Controlled Founded Entities[2] and deconsolidated Founded Entities. As of December 31, 2025, deconsolidated Founded Entities included Gelesis, Inc., Sonde Health, Inc., Vedanta Biosciences, Inc., and Seaport Therapeutics, Inc.

2

Controlled Founded Entities are comprised of the Company’s consolidated operational subsidiaries that currently have already raised third-party dilutive capital. As of December 31, 2025, Controlled Founded Entities included only Entrega. Inc.

3

Wholly-Owned programs are comprised of the Company’s current and future therapeutic candidates and technologies that are developed by the Company’s wholly-owned subsidiaries, whether they were announced as a Founded Entity or not, and will be advanced through with either the Company’s funding or non-dilutive sources of financing. As of December 31 ,2025, Wholly-Owned programs were developed by the wholly-owned subsidiaries including PureTech LYT, Inc., PureTech LYT 100, Inc. and Gallop Oncology, Inc. and included primarily the programs deupirfenidone (also referred as “Celea” or “Celea Therapeutics”), and LYT-200.

In addition, with respect to our Founded Entities’ programs, we anticipate that we will continue to fund a small portion of development costs by strategically participating in such companies’ financings when we believe participation in such financings is in the best interests of our shareholders. The form of any such participation may include investment in public or private financings, collaboration, partnership arrangements, and/or licensing arrangements, among others. Our management and strategic decision makers (or our Directors), consider the future funding needs of our Founded Entities and evaluate rigorously the needs and opportunities for returns with respect to each of these Founded Entities routinely and on a case-by-case basis.

As a result, we may need access to additional funding, whether through monetizations or other mechanisms, in the future at the PureTech level, following the period described below in the Funding Requirements section, to support our continuing operations and pursue our strategic objectives, including participating in financing activities at the Founded Entity level and pursuing early-stage innovation and development of new assets. We expect to finance our operations through a combination of monetization of our interests in our Founded Entities, collaborations with third parties, or other sources. We may be unable to access additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we are unable to raise capital or enter into such agreements, as and when needed, we may have to delay, scale back or discontinue our continuing operations and pursuit of our strategic objectives, including participating in financing activities at the Founded Entity level and pursuing early-stage innovation and development of new assets. Further, if we are unable to obtain external funding for our deupirfenidone and LYT-200 programs, we may have to delay, scale back or discontinue the development and commercialization of one or more of these Wholly-Owned programs.

Measuring Performance

The Financial Review discusses our operating and financial performance, our cash flows and liquidity as well as our financial position and our resources. The results of current period are compared with the results of the comparative period in the prior year.

Reported Performance

Reported performance considers all factors that have affected the results of our business, as reflected in our Consolidated Financial Statements.

Core Performance

Core performance measures are alternative performance measures, which are adjusted and non-IFRS measures. These measures cannot be derived directly from our Consolidated Financial Statements. We believe that these non-IFRS performance measures, when provided in combination with reported performance, will provide investors, analysts and other stakeholders with helpful complementary information to better understand our financial performance and our financial position from period to period. The measures are also used by management for planning and reporting purposes. The measures are not substitutable for IFRS financial information and should not be considered superior to financial information presented in accordance with IFRS Accounting Standards.

Cash flow and liquidity

PureTech Level cash, cash equivalents and short-term investments

Measure type: Core performance

Definition: Cash and cash equivalents and short-term investments held at PureTech Health plc and our wholly-owned subsidiaries.

Why we use it: PureTech Level cash, cash equivalents and short-term investments is a measure that provides valuable additional information with respect to cash, cash equivalents and short-term investments available to fund the Wholly-Owned programs and make certain investments in Founded Entities.

Recent Developments (subsequent to December 31, 2025)

The Group has evaluated subsequent events after December 31, 2025 up to the date of issuance, April 29, 2026, of the Consolidated Financial Statements, and has not identified any recordable or disclosable events not otherwise reported in these Consolidated Financial Statements or notes thereto.

Financial Highlights

The following is the reconciliation of the amounts appearing in our Consolidated Statement of Financial Position to the non-IFRS alternative performance measure described above:

(in thousands)	December 31, 2025	December 31, 2024
Cash and cash equivalents	$252,470	$280,641
Short-term investments	24,829	86,666
Consolidated cash, cash equivalents and short-term investments	277,299	367,307
Less: cash and cash equivalents held at non-wholly owned subsidiaries	(237)	(493)
PureTech Level cash, cash equivalents and short-term investments	$277,062	$366,813

Basis of Presentation and Consolidation

Our Consolidated Financial Information consolidates the financial information of PureTech Health plc, as well as its subsidiaries, and includes our interest in associates and investments held at fair value and is reported in reportable segments as described below.

Basis for Segmentation

Our Directors are our strategic decision-makers. Our operating segments are determined based on the financial information provided to our Directors periodically for the purposes of allocating resources and assessing performance. We have determined each of our Wholly-Owned programs represents an operating segment, and we have aggregated each of these operating segments into one reportable segment, the Wholly-Owned segment. Each of our Controlled Founded Entities represents an operating segment. We aggregate each Controlled Founded Entity operating segment into one reportable segment, the Controlled Founded Entities segment. The aggregation is based on the high level of operational and financial similarities of the operating segments. For our entities that do not meet the definition of an operating segment, we present this information in the Parent Company and Other column in our segment footnote to reconcile the information in the segment footnote to our Consolidated Financial Statements. Substantially all of our revenue and profit generating activities are generated within the United States and, accordingly, no geographical disclosures are provided.

Following is the description of our reportable segments:

Wholly-Owned Segment

The Wholly-Owned segment is advancing Wholly-Owned programs which are focused on treatments for patients with devastating diseases. The Wholly-Owned segment is comprised of the technologies that are wholly-owned and will be advanced through with either the Group’s funding or non-dilutive sources of financing. The operational management of the Wholly-Owned segment is conducted by the PureTech Health team, which is responsible for the strategy, business development, and research and development.

Controlled Founded Entities Segment

The Controlled Founded Entities segment is comprised of the Group’s consolidated operational subsidiaries as of December 31, 2025 that either have, or have plans to hire, independent management teams and currently have already raised third-party dilutive capital. These subsidiaries have active research and development programs and have an equity or debt investment partner, who will provide additional industry knowledge and access to networks, as well as additional funding to continue the pursued growth of the entity.

The Group’s entities that were determined not to meet the definition of an operating segment are included in the Parent Company and Other column to reconcile the segment information to the Consolidated Financial Statements. This column captures activities not directly attributable to the Group’s operating segments and includes the activities of the Parent, corporate support functions, certain research and development support functions that are not directly attributable to a strategic business segment as well as the elimination of intercompany transactions. This column also captures the operating results for our deconsolidated entities through the date of deconsolidation (e.g. Seaport in 2024, and Vedanta in 2023), and accounting for our holdings in Founded Entities for which control has been lost, which primarily represent: the activity associated with deconsolidating an entity we no longer control, the gain or loss on our investments accounted for at fair value (e.g. our ownership stakes in Seaport, Sonde, and Vedanta) and our net income or loss of associates accounted for using the equity method.

Changes within Reportable Segments

There was no change to the reportable segments in 2025 or 2024, except for the changes to the composition of the reportable segments as described below.

In August 2025, we announced a new Founded Entity, Celea Therapeutics (“Celea”) to advance our deupirfenidone (LYT-100) program if external funding is secured. The financial results of this program, which is currently housed within PureTech LYT 100, Inc., were included in the Wholly-Owned segment as of and for the year ended December 31, 2025. Upon raising dilutive third-party financing, the financial results of this program will be included in the Controlled Founded Entities segment or Parent and Other column depending on if we maintain control over this entity.

In January 2024, we launched two new Founded Entities (Seaport Therapeutics “Seaport” and Gallop Oncology “Gallop”) to advance certain programs from the Wholly-Owned segment. The financial results of these programs were included in the Wholly-Owned segment as of and for the year ended December 31, 2023.

Seaport was deconsolidated on October 18, 2024 upon completion of its Series B preferred share financing. The financial results of Seaport through the date of deconsolidation are included within the Parent Company and Other column as of December 31, 2024.

As Gallop has not raised dilutive third-party financing as of December 31, 2025, the financial results of Gallop were included in the Wholly-Owned segment as of and for the year ended December 31, 2025 and 2024.

As of December 31, 2024, Alivio, a wholly-owned subsidiary of the Group, was dormant and did not meet the definition of operating segment. The financial results of this entity were removed from the Wholly-Owned segment and are included in the Parent Company and Other column. The corresponding information for 2023 has been restated to include Alivio in the Parent Company and Other column so that the segment disclosures are presented on a comparable basis.

The table below summarizes the entities that comprised each of our segments as of December 31, 2025:

Wholly-Owned Segment	Ownership Percentage
PureTech LYT, Inc.	100.0%
PureTech LYT 100, Inc.	100.0%
Gallop Oncology, Inc. (Indirectly Held through PureTech LYT, Inc.)	100.0%
Controlled Founded Entities Segment
Entrega, Inc.	77.3%
Parent Company and Other[1]
Alivio Therapeutics, Inc.[2]	100.0%
Follica, LLC[2]	85.4%
Gelesis, Inc.[3]	—%
Seaport Therapeutics, Inc.[4]	42.9%
Sonde Health, Inc.[5]	40.2%
Vedanta Biosciences, Inc.[6]	5.1%
PureTech Health plc	100.0%
PureTech Health LLC	100.0%
PureTech Securities Corporation	100.0%
PureTech Securities II Corporation	100.0%
PureTech Management, Inc.	100.0%

1	Includes dormant, inactive and shell entities as well as Founded Entities that were deconsolidated prior to 2025.

2	This entity was considered inactive as of December 31, 2025.

3	Gelesis filed for bankruptcy in October 2023.

4	Seaport Therapeutics, Inc. was deconsolidated on October 18, 2024.

5	Sonde Health, Inc. was deconsolidated on May 25, 2022. It was considered inactive as of December 31, 2025.

6	Vedanta Biosciences, Inc. was deconsolidated on March 1, 2023.

Components of Our Results of Operations

Revenue

To date, we have not generated any revenue from product sales and we do not expect to generate any meaningful revenue from product sales in the near future. We derive our revenue from the following:

Contract revenue

We generate revenue primarily from licenses, services and collaboration agreements, including amounts that are recognized related to upfront payments, milestone payments, royalties and amounts due to us for research and development services. In the future, revenue may include additional milestone payments and royalties on any net product sales under our licensing agreements. We expect that any revenue we generate will fluctuate from period to period as a result of the timing and amount of license, research and development services and milestone and other payments.

Grant Revenue

Grant revenue is derived from grant awards we receive from governmental agencies and non-profit organizations for certain qualified research and development expenses. We recognize grants from governmental agencies and non-profit organizations as grant revenue in the Consolidated Statement of Comprehensive Income/(Loss), gross of the expenditures that were related to obtaining the grant, when there is reasonable assurance that we will comply with the conditions within the grant agreement and there is reasonable assurance that payments under the grants will be received. We evaluate the conditions of each grant as of each reporting date to ensure that we have reasonable assurance of meeting the conditions of each grant arrangement, and it is expected that the grant payment will be received as a result of meeting the necessary conditions.

Operating Expenses

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts, and the development of our wholly-owned and our Controlled Founded Entities’ therapeutic candidates, which include:

•	employee-related expenses, including salaries, related benefits and equity-based compensation;

•

expenses incurred in connection with the preclinical and clinical development of our wholly-owned and our Controlled Founded Entities’ therapeutic candidates, including our agreements with contract research organizations;

•	expenses incurred under agreements with consultants who supplement our internal capabilities;

•	the cost of lab supplies and acquiring, developing and manufacturing preclinical study materials and clinical trial materials;

•	costs related to compliance with regulatory requirements; and

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities, insurance and other operating costs.

We expense all research costs in the periods in which they are incurred and development costs are capitalized only if certain criteria are met. For the periods presented, we have not capitalized any development costs since we have not met the necessary criteria required for capitalization.

Research and development activities are central to our business model. Whilst we do not plan to fully fund our deupirfenidone (LYT-100) or LYT-200 programs, we anticipate providing certain level of funding in 2026 while we seek external sources of funding. Consequently, we anticipate that our research and development expenses will increase in the short term as we continue to advance these Wholly-Owned programs. However, we anticipate a decrease in our research and development expenses in the mid and long term in connection with execution of our current strategy of housing these Wholly-Owned programs in Founded Entities and accessing external sources of funding at the Founded Entity level, which, over time, could lead to the deconsolidation of the Founded Entities. The successful development of and external funding for our wholly-owned and our Founded Entities’ therapeutic candidates are highly uncertain. As such, at this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the remainder of the development of these therapeutic candidates through our funding or in conjunction with our external partners. We do not anticipate fully-funding either the programs at the Founded Entities or the

Wholly-Owned programs and in the absence of access to adequate funding from external sources, we may have to delay, scale back or discontinue one or more of these therapeutic candidates. We are also unable to predict when, if ever, material net cash inflows will commence from our wholly-owned or our Founded Entities’ therapeutic candidates. This is due to the numerous risks and uncertainties associated with developing therapeutics, including the uncertainty of:

•

progressing research and development of our Wholly-Owned programs and Founded Entities and continuing to progress our various technology platforms and other potential therapeutic candidates based on previous human efficacy and clinically validated biology within our Wholly-Owned programs and Founded Entities;

•	establishing an appropriate safety profile with investigational new drug application;

•	the success of our Founded Entities and their need for additional capital;

•	identifying new therapeutic candidates to add to our existing Wholly-Owned programs or Founded Entities;

•	successful enrollment in, and the initiation and completion of, clinical trials;

•	the timing, receipt and terms of any marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	addressing any competing technological and market developments, as well as any changes in governmental regulations;

•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations under such arrangements;

•

maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how, as well as obtaining and maintaining regulatory exclusivity for our wholly-owned and our Founded Entities’ therapeutic candidates;

•	continued acceptable safety profile of our therapeutics, if any, following approval; and

•	attracting, hiring and retaining qualified personnel.

A change in the outcome of any of these variables with respect to the development of a therapeutic candidate could mean a significant change in the costs and timing associated with the development of that therapeutic candidate. For example, the FDA, the EMA, or another comparable foreign regulatory authority may require us to conduct clinical trials beyond those that we anticipate will be required for the completion of clinical development of a therapeutic candidate, or we may experience significant trial delays due to patient enrollment or other reasons, in which case we would be required to expend significant additional financial resources and time on the completion of clinical development. In addition, we may obtain unexpected results from our clinical trials, and we may elect to discontinue, delay or modify clinical trials of some therapeutic candidates or focus on others. Identifying potential therapeutic candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our wholly-owned and our Founded Entities’ therapeutic candidates, if approved, may not achieve commercial success.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and other related costs, including stock-based compensation, for personnel in our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include professional fees for legal, patent, accounting, auditing, tax and consulting services, travel expenses and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.

We expect that our general and administrative expenses in support of our research and development efforts will decrease in the short term while we seek funding from external sources for the Wholly-Owned programs as we execute on our plans for a disciplined approach to maintain a lean operating model. We anticipate a further decrease in our general and administrative expenses in the mid and long term in connection with execution of our current strategy as we do not intend to fully fund our deupirfenidone (LYT-100) program’s Phase 3 trial or LYT-200’s Phase 2 trial on our own, and as we seek to fund future development of the clinical programs within our Wholly-Owned programs with external sources of funding at the Founded Entity level, which, over time, could lead to the deconsolidation of the Founded Entities that house these programs.

Total Other Income/(Expense)

Gain on Deconsolidation of Subsidiary

Upon losing control over a subsidiary, the assets and liabilities are derecognized along with any related non-controlling interest (“NCI”). Any interest retained in the former subsidiary is measured at fair value when control is lost. Any resulting gain or loss is recognized as profit or loss in the Consolidated Statement of Comprehensive Income/(Loss).

Gain/(Loss) on Investments Held at Fair Value

Investments held at fair value include both unlisted and listed securities held by us, which include investments in Seaport, Vedanta, and other insignificant investments. We account for investments in convertible preferred shares in accordance with IFRS 9 as investments held at fair value when the preferred shares do not provide their holders with access to returns associated with a residual equity interest. Under IFRS 9, the preferred share investments are categorized as debt instruments that are presented at fair value through profit and loss because the amounts receivable do not represent solely payments of principal and interest.

Realized Gain/(Loss) on Sale of Investments

Realized gain/(loss) on sale of investments held at fair value relates to realized differences in the per share disposal price of a listed security as compared to the per share exchange quoted price at the time of disposal. The amounts in 2023, 2024 and 2025 are not significant.

Gain/(Loss) on Investments in Notes from Associates

Gain/(loss) on investments in notes from associates relates to our investment in the notes from Gelesis and Vedanta. We account for these notes in accordance with IFRS 9 as investments held at fair value, with changes in fair value recognized through the Consolidated Statement of Comprehensive Income/(Loss). The loss in 2023 is primarily attributable to a decrease in the fair value of our notes from Gelesis as Gelesis ceased operations and filed a voluntary petition for relief under the provisions of Chapter 7 of Title 11 of the United States Bankruptcy Code in October 2023. In 2024, the Bankruptcy Court approved an executed agreement for a third party to acquire the remaining net assets of Gelesis for $15.0 million. As the only senior secured creditor, we expect to receive a majority of the proceeds from the sale after deduction of Bankruptcy Court related legal and administrative costs. We recorded a gain of $11.4 million 2024, for the changes in the fair value of these notes. The 2025 loss of $3.6 million was primarily due to the decrease in the fair value of our notes from Vedanta prior to their conversion into preferred shares in connection with Vedanta’s recapitalization in August 2025.

Other Income (Expense)

Other income (expense) consists primarily of gains and losses on financial instruments.

Finance Income/(Costs)

Finance costs consist of loan interest expense, interest expense due to accretion of and adjustment to the sale of future royalties liability as well as the changes in the fair value of certain liabilities associated with financing transactions, mainly subsidiary preferred share liability in respect of preferred shares issued by our non-wholly owned subsidiaries to third parties. Finance income consists of interest income on funds invested in money market funds and U.S. treasuries.

Share of Net Income (Loss) of Associates Accounted for Using the Equity Method, Gain on Dilution of Ownership Interest and Impairment of Investments in Associates

Associates (or equity accounted investees) are accounted for using the equity method and are initially recognized at cost, or if recognized upon deconsolidation, they are initially recorded at fair value at the date of deconsolidation. The Consolidated Financial Statements include our share of the total comprehensive income/(loss) of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the share of losses exceeds the net investment in the investee, including the investment considered long-term interests, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee.

We compare the recoverable amount of the investment to its carrying amount on a go-forward basis and determine the need for impairment.

When our share in the equity of the investee changes as a result of equity transactions in the investee (related to financing events of the investee), we calculate a gain or loss on such change in ownership and related share in the investee’s equity.

In 2023, we recorded our share of the net loss of Gelesis which reduced the carrying amount of our investment in Gelesis to $0. On October 30, 2023, Gelesis ceased operations and our significant influence in Gelesis ceased. In 2024, we recorded our share of the net losses of Sonde which reduced the carrying amount of our investment in Sonde to $0. In 2025, we recorded our share of the net losses of Seaport which reduced the carrying amount of our investment in Seaport to $0.

Income Tax

The amount of taxes currently payable or refundable is accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are not recorded if we do not assess their realization as probable. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our financial statements in the period that includes the substantive enactment date or the change in tax status.

Results of Operations

The following table, which has been derived from our financial statements for the years ended December 31, 2025, 2024, and 2023, included herein, summarizes our results of operations for the periods indicated, together with the changes in those items:

	Year ended December 31,
(in thousands)	2025	2024	2023	Change (2024 to 2025)	Change (2023 to 2024)
Contract revenue	$4,659	$4,315	$750	$344	$3,565
Grant revenue	—	513	2,580	(513)	(2,067)

Total revenue	4,659	4,828	3,330	(169)	1,498

Operating expenses:
General and administrative expenses	(46,618)	(71,469)	(53,295)	24,852	(18,175)
Research and development expenses	(56,567)	(69,454)	(96,235)	12,887	26,781

Operating income/(loss)	(98,527)	(136,095)	(146,199)	37,569	10,104

Other income/(expense):
Gain/(loss) on deconsolidation of subsidiary	—	151,808	61,787	(151,808)	90,021
Gain/(loss) on investments held at fair value	38,485	(2,398)	77,945	40,883	(80,344)
Realized gain/(loss) on sale of investments	375	151	(122)	225	273
Gain/(loss) on investments in notes from associates	(3,628)	13,131	(27,630)	(16,759)	40,761
Other income/(expense)	1,331	961	(908)	370	1,869

Other income/(expense)	36,564	163,652	111,072	(127,089)	52,580

Net finance income/(costs)	(32,735)	4,773	5,078	(37,508)	(306)

Share of net income/(loss) of associates accounted for using the equity method	(17,928)	(8,754)	(6,055)	(9,174)	(2,699)
Gain/(loss) on dilution of ownership interest in associates	1,699	199	—	1,500	199

Income/(loss) before income taxes	(110,927)	23,774	(36,103)	(134,701)	59,878
Taxation	842	4,008	(30,525)	(3,166)	34,532

Net income/(loss) including non-controlling interest	(110,084)	27,782	(66,628)	(137,867)	94,410

Less income/(loss) attributable to non-controlling interests	(345)	(25,728)	(931)	25,383	(24,797)

Net income/(loss) attributable to the Owners of the Group	$(109,739)	$53,510	$(65,697)	$(163,249)	$119,207

Comparison of the Years Ended December 31, 2025 and December 31, 2024

Total Revenue

	Year ended December 31,
(in thousands)	2025	2024	Change
Total Contract Revenue	$4,659	$4,315	$344
Total Grant Revenue	—	513	(513)

Total Revenue	$4,659	$4,828	$(169)

Our total revenue was $4.7 million for the year ended December 31, 2025, a decrease of $0.2 million, or 4% compared to the year ended December 31, 2024. The decrease in revenue is primarily due to a decrease in grant revenue of $0.5 million related to completed grants in 2024, partially offset by an increase in the recognition of royalty revenue from sales of Cobenfy (formerly KarXT), approved by the U.S. Food and Drug Administration in September 2024, pursuant to a patent license agreement between PureTech and Karuna. The royalty revenue recognized for the year ended December 31, 2025 was paid to Royalty Pharma in accordance with the Royalty Purchase Agreement. See Note 18. Sale of Future Royalties Liability.

General and Administrative Expenses

Our general and administrative expenses were $46.6 million for the year ended December 31, 2025, a decrease of $24.9 million, or 35% compared to the year ended December 31, 2024. The decrease is primarily driven by workforce reductions, particularly decrease in workforce related expenses such as payroll, share-based compensation, and recruiting expenses resulting from the deconsolidation of Seaport.

Research and Development Expenses

The following table shows the research and development expenses by program.

	Year ended December 31,
(in thousands)	2025	2024	Change
Deupirfenidone (LYT-100) program external costs	$(31,027)	$(29,942)	$(1,084)
LYT-200 program external costs	(13,341)	(10,464)	(2,877)
LYT-300* program external costs	—	(1,157)	1,157
Wholly owned PureTech platform and other non-clinical programs external costs	—	(6,514)	6,514
Controlled Founded Entities programs	—	(3,904)	3,904
Other research program external costs	(380)	(355)	(25)
Payroll costs	(10,824)	(15,023)	4,199
Facilities and other expenses	(996)	(2,095)	1,100

Total Research and Development Expenses:	$(56,567)	$(69,454)	$12,887

*	Now Known as GlyphAllo (SPT-300)

Our research and development expenses were $56.6 million for the year ended December 31, 2025, a decrease of $12.9 million, or 19% compared to the year ended December 31, 2024.

The decrease in research and development expenses in 2025 is driven by the following changes in program costs:

•

Increase in deupirfenidone program costs of $1.1 million is due to costs incurred in preparation for the upcoming phase III study partially offset by the reduction in clinical operating expenses due to the completion of phase II study and data readout in December 2024.

•	Increase in LYT-200 program costs of $2.9 million was driven by increase in clinical operating expenses for the ongoing AML phase I study and preparation for the potential phase II study.

•

Decrease in LYT-300 program costs of $1.2 million and decrease in wholly owned PureTech platform and other non-clinical programs costs of $6.5 million are due to the development of LYT-300 program and Glyph platform, now owned by Seaport, our Founded Entity, which was deconsolidated in October, 2024. As a result, there were no costs recorded for the LYT-300 program or Glyph platform for the year ended December 31, 2025.

•	The Controlled Founded Entities program costs in 2024 pertain entirely to Seaport’s LYT-300 program during the period of consolidation and until its deconsolidation in October 2024.

•	Decrease in payroll costs of $4.2 million is driven by an overall yearly average reduction in headcount, primarily driven by the deconsolidation of Seaport in October 2024.

•	Decrease in facilities and other expenses of $1.1 million is primarily driven by lower consulting spend in 2025 and lower depreciation expense resulting from the lower fixed asset balance in 2025.

Total Other Income/(Expense)

Total other income was $36.6 million for the year ended December 31, 2025 compared to $163.7 million for the year ended December 31, 2024, a decrease of $127.1 million, or 78%. The decrease is primarily attributable to the one time gain of $151.8 million recognized in 2024 on the deconsolidation of Seaport as well as the increase of $16.8 million in the loss on changes in the fair value of notes from associates: A loss of $3.6 million for the year ended December 31, 2025 attributed to the decrease in the fair value of the Vedanta convertible debt compared to a gain of $13.1 million for the year ended December 31, 2024 primarily attributed to the increase in the fair value of the Gelesis notes. These decreases are partially offset by an increase of $40.9 million in gain on investments held at fair value for the year ended December 31, 2025 attributed to the increase in the fair value of investment in Seaport.

Net Finance Income/(Costs)

Net finance cost was $32.7 million for the year ended December 31, 2025, compared to an income of $4.8 million for the year ended December 31, 2024, a decrease of net finance income of $37.5 million or 786%. The decrease in net finance income is primarily attributed to a $35.9 million increase in non-cash interest expense related to the sale of future royalties liability resulting from a change in forecast for Cobenfy sales. The decrease is further attributed to a $9.6 million decrease in interest income resulting from lower interest rate and lower cash and cash equivalents and short-term investments balances for the year ended December 31, 2025. The decreases are partially offset by the decrease in the loss from increase in fair value of subsidiary preferred share liability with the deconsolidation of Seaport in October, 2024.

Share of Net Income/(loss) of Associates Accounted for Using the Equity Method

For the year ended December 31, 2025, the share in net loss of associates reported under the equity method was $17.9 million as compared to the share in net loss of associates of $8.8 million for the year ended December 31, 2024, an increase in loss of $9.2 million or 105%. The increase in loss was primarily attributable to the Group’s share of net loss from Seaport accounted for under the equity method upon deconsolidation in October, 2024.

Taxation

For the year ended December 31, 2025, the income tax benefit was $0.8 million, compared to an income tax benefit of $4.0 million for the year ended December 31, 2024, a decrease in income tax benefit of $3.2 million or 79%.

The income tax benefit recognized during the year ended December 31, 2025 was primarily due to the capital loss generated on the sale of the Vor Biopharma investment and general business tax credits, partially offset by the recognition of a reserve for uncertain tax positions related to a state audit and the effect of prior year return to provision adjustments. The income tax benefit recognized during the year ended December 31, 2024 was primarily attributable to the recognition of a deferred tax asset, generated in 2024 from the sale of the Group’s investment in Akili common stock that was used to offset income generated from the sale of the Group’s investment in Karuna common shares, partially offset with state income tax expense.

Comparison of the Years Ended December 31, 2024 and 2023

For the comparison of 2024 to 2023, refer to the financial review section of the Group’s Annual Report and Accounts for the year ended December 31, 2024.

Significant Accounting Policies and Significant Judgments and Estimates

Our financial review is based on our financial statements, which we have prepared in accordance with UK-adopted International Financial Reporting Standards. The Consolidated Financial Statements also comply fully with IFRS Accounting Standards as issued by the IASB. In the preparation of these financial statements, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates under different assumptions or conditions.

Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

While our significant accounting policies are described in more detail in the notes to our Consolidated Financial Statements appearing at the end of this report, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements. See Note 1. Material Accounting Policies to our Consolidated Financial Statements for a further detailed description of our material accounting policies.

Financial instruments

We account for our financial instruments according to IFRS 9. In accordance with IFRS 9, we carry certain financial assets and financial liabilities at fair value, with changes in fair value through profit and loss (“FVTPL”). Valuation of these financial instruments includes determining the appropriate valuation methodology and making certain estimates such as the future expected returns on the financial instrument in different scenarios, appropriate discount rate, volatility, and term to exit.

In accordance with IFRS 9, when issuing preferred shares in our subsidiaries, we determine the classification of financial instruments in terms of liability or equity. Such determination involves judgement. These judgements include an assessment of whether the financial instruments include any embedded derivative features, whether they include contractual obligations upon us to deliver cash or other financial assets or to exchange financial assets or financial liabilities with another party at any point in the future prior to liquidation, and whether that obligation will be settled by exchanging a fixed amount of cash or other financial assets for a fixed number of the Group’s equity instruments.

Consolidation

The Consolidated Financial Statements include the financial statements of the Group and the entities it controls. Based on the applicable accounting rules, we control an investee when we are exposed, or have rights, to variable returns from our involvement with the investee and have the ability to affect those returns through our power over the investee. Therefore, an assessment is required to determine whether we have (i) power over the investee; (ii) exposure, or rights, to variable returns from our involvement with the investee; and (iii) the ability to use our power over the investee to affect the amount of our returns. Judgement is required to perform such assessment, and it requires that we consider, among others, activities that most significantly affect the returns of the investee, our voting shares, representation on the board, rights to appoint board members and management, shareholders agreements, de facto power and other contributing factors.

Sale of Future Royalties Liability

We account for the sale of future royalties liability as a financial liability, as we continue to hold the rights under the royalty bearing licensing agreement and have a contractual obligation to deliver cash to an investor for a portion of the royalty we receive. This liability is tied to the future royalties we may receive from product sales. We have no obligation to pay any amounts to the counterparty if we do not receive any royalties in the future. Interest on the sale of future royalties liability is recognized using the effective interest rate over the life of the related royalty stream.

The sale of future royalties liability and the related interest expense are based on our current estimates of future royalties expected to be paid over the life of the arrangement. Forecasts are updated periodically as new data is obtained. Any increases, decreases or a shift in timing of estimated cash flows require us to re-calculate the amortized cost of the sale of future royalties liability as the present value of the estimated future contractual cash flows that are discounted at the liability’s original effective interest rate. The adjustment is recognized immediately in profit or loss as income or expense.

In determining the appropriate accounting treatment for the Royalty Purchase Agreement during 2023, management applied significant judgement.

Investments in Associates

When we do not control an investee but maintain significant influence over the financial and operating policies of the investee, the investee is an associate. Significant influence is presumed to exist when we hold 20% or more of the voting power of an entity, unless it can be clearly demonstrated that this is not the case. We evaluate if we maintain significant influence over associates by assessing if we have the power to participate in the financial and operating policy decisions of the associate.

Associates are accounted for using the equity method (equity accounted investees) and are initially recognized at cost, or if recognized upon deconsolidation, they are initially recorded at fair value at the date of deconsolidation. The Consolidated Financial Statements include our share of the total comprehensive income or loss of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When our share of losses exceeds the net investment in an equity accounted investee, including investments considered to be long-term interests (“LTI”), the carrying amount is reduced to $0 and recognition of further losses is discontinued except to the extent that we have incurred legal or constructive obligations or made payments on behalf of an investee. To the extent we hold interests in associates that are not providing access to returns underlying ownership interests, the instrument held by us is accounted for in accordance with IFRS 9.

Judgement is required in order to determine whether we have significant influence over financial and operating policies of investees. This judgement includes, among others, an assessment whether we have representation on the board of the investee, whether we participate in the policy-making processes of the investee, whether there is any interchange of managerial personnel, whether there is any essential technical information provided to the investee, and if there are any transactions between us and the investee.

Judgement is also required to determine which instruments we hold in the investee form part of the investments in associates, which is accounted for under IAS 28 and scoped out of IFRS 9, and which instruments are separate financial instruments that fall under the scope of IFRS 9. This judgement includes an assessment of the characteristics of the financial instrument of the investee held by us and whether such financial instrument provides access to returns underlying an ownership interest.

Where the Group has other investments in an equity accounted investee that are not accounted for under IAS 28, judgement is required in determining if such investments constitute long-term interests for the purposes of IAS 28. This determination is based on the individual facts and circumstances and characteristics of each investment, but is driven, among other factors, by the intention and likelihood to settle the instrument through redemption or repayment in the foreseeable future, and whether or not the investment is likely to be converted to common stock or other equity instruments.

Recent Accounting Pronouncements

For information on recent accounting pronouncements, see Note 2. New Standards and Interpretations to our Consolidated Financial Statements.

Cash Flow and Liquidity

Our cash flows may fluctuate and are difficult to forecast and will depend on many factors, including:

•	the expenses incurred in the development of wholly-owned and Controlled Founded Entities’ therapeutic candidates;

•	the revenue, if any, generated by wholly-owned and Controlled-Founded Entities’ therapeutic candidates;

•	the revenue, if any, generated from licensing and royalty agreements with Founded Entities;

•	the financing requirements of the Wholly-Owned programs and our Founded Entities; and

•	the investing activities including the monetization, through sale, of shares held in our public Founded Entities.

As of December 31, 2025, we had cash and cash equivalents of $252.5 million and short-term investments of $24.8 million. As of December 31, 2025, we had PureTech Level cash, cash equivalents and short-term investments of $277.1 million. PureTech Level cash, cash equivalents and short-term investments is a non-IFRS measure (for a definition of PureTech Level cash, cash equivalents and short-term investments and a reconciliation with the IFRS number, see the section Measuring Performance earlier in this Financial Review). In June 2025, we received total proceeds of $2.8 million before income tax for disposition of our holding of 2,671,800 shares of Vor common stock. In March 2024, we received total proceeds of $292.7 million before income tax in exchange for our holding of 886,885 shares of Karuna common stock as a result of the completion of Karuna acquisition by Bristol Myers Squibb (“BMS”).

Cash Flows

The following table summarizes our cash flows for each of the periods presented:

	Year ended December 31,
(in thousands)	2025	2024	2023
Net cash provided by (used in) operating activities	$(85,131)	$(134,369)	$(105,917)
Net cash provided by (used in) investing activities	63,288	240,888	68,991
Net cash provided by (used in) financing activities	(6,328)	(16,958)	78,141

Net increase (decrease) in cash and cash equivalents	$(28,171)	$89,560	$41,215

Operating Activities

Net cash used in operating activities was $85.1 million for the year ended December 31, 2025, as compared to $134.4 million for the year ended December 31, 2024, resulting in a decrease of $49.2 million in net cash used in operating activities. The decrease in cash outflows is primarily attributable to a decrease of $37.6 million in operating loss primarily driven by the deconsolidation of Seaport in October 2024, a decrease of $32.4 million in tax payments, and a change in working capital of $7.1 million, partially offset by a decrease of $14.6 million in share-based compensation expense and a net decrease in interest receipts and increase in interest payments of $13.2 million.

Investing Activities

Net cash provided by investing activities was $63.3 million for the year ended December 31, 2025, as compared to net cash provided by investing activities of $240.9 million for the year ended December 31, 2024, resulting in a decrease of $177.6 million in cash provided by investing activities. The decrease in net cash inflow was primarily attributable to a decrease in proceeds from sale of investments held at fair value of $295.4 million, partially offset by an increase in cash inflows from short-term investment activities (purchases, net of redemptions) amounting to $12.8 million in 2025 as well as one time cash outflows in 2024, including $91.6 million due to the derecognition of Seaport cash balance upon deconsolidation of Seaport in October 2024, and $14.4 million due to the investment in Seaport preferred shares in 2024.

Financing Activities

Net cash used in financing activities was $6.3 million for the year ended December 31, 2025, as compared to $17.0 million for the year ended December 31, 2024, resulting in a decrease of $10.6 million in net cash used in financing activities. The decrease in cash outflow was primarily attributable to a $105.5 million decrease in share repurchase activities, primarily in connection with the Tender Offer in 2024, partially offset by one time cash inflows in 2024 including $68.1 million in cash proceeds from the issuance of the subsidiary preferred shares in 2024 and a $25.0 million cash inflow from Royalty Pharma under Royalty Purchase Agreement in 2024.

Funding Requirements

We have incurred operating losses since inception. Based on our current plans, we believe our existing financial assets as of December 31, 2025, will be sufficient to fund our operations and capital expenditure requirements at least through the end of 2028. We expect to incur substantial additional expenditures in the near term to support our ongoing and future activities. We anticipate to continue to incur net operating losses for the foreseeable future to support our existing Founded Entities and our strategy around creating and supporting other Founded Entities, should they require it, to reach significant development milestones over the period of the assessment in conjunction with our external partners. We also expect to incur significant costs to advance our Wholly-Owned programs, although we do not intend to fully fund our deupirfenidone (LYT-100) program’s Phase 3 trial or LYT-200 program’s Phase 2 trial, on our own, to continue research and development efforts, to discover and progress new therapeutic candidates and to fund the Group’s operating costs at least through the end of 2028. Our ability to fund our therapeutic development and clinical operations as well as ability to fund our existing and future Founded Entities will depend on the amount and timing of cash received from financings at the Founded Entity level, monetization of shares of public Founded Entities, the receipt of, or the sale of rights to, royalties, entering into strategic partnerships, and other potential business development activities. Our future capital requirements will depend on many factors, including:

•	the costs, timing and outcomes of clinical trials and regulatory reviews associated with our wholly-owned therapeutic candidates;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property related claims;

•	the emergence of competing technologies and products and other adverse marketing developments;

•

the effect on our therapeutic and product development activities of actions taken by the U.S. Food and Drug Administration (“FDA”), the European Medicines Agency (“EMA”) or other regulatory authorities;

•	the number and types of future therapeutics we develop and support with the goal of commercialization;

•	the costs, timing and outcomes of identifying, evaluating, and investing in technologies and drug candidates to develop as Wholly-Owned programs or as Founded Entities; and

•	the success of our Founded Entities and their need for additional capital.

A change in the outcome of any of these or other variables with respect to the development of any of our wholly-owned therapeutic candidates could significantly change the costs and timing associated with the development of that therapeutic candidate.

Further, our operating plans may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development activities. We currently have no credit facility or other committed sources of capital beyond our existing financial assets. Because of the numerous risks and uncertainties associated with the development and commercialization of our wholly-owned therapeutic candidates, we have only a general estimate of the amounts of increased capital outlays and operating expenditures associated with our current and anticipated therapeutic development programs and these may change in the future.

Financial Position

Summary Financial Position

	As of December 31,
(in thousands)	2025	2024	Change
Investments held at fair value	$217,426	$191,426	$26,000
Other non-current assets	12,266	24,953	(12,687)

Non-current assets	229,692	216,379	13,312

Cash and cash equivalents, and short-term investments	277,299	367,307	(90,008)
Other current assets	27,720	18,949	8,771

Current assets	305,018	386,256	(81,237)

Total assets	534,710	602,635	(67,925)

Lease liability	11,087	14,671	(3,584)
Sale of future royalties liability, non-current	170,422	136,782	33,640
Other non-current liabilities	1,217	1,861	(643)

Non-current liabilities	182,726	153,314	29,412

Trade and other payables	23,185	27,020	(3,835)
Notes payable	4,916	4,111	804
Preferred share liability	169	169	—
Sale of future royalties liability, current	13,247	6,435	6,813
Other current liabilities	4,792	3,654	1,138

Current liabilities	46,309	41,388	4,921

Total liabilities	229,034	194,702	34,333

Net assets	305,676	407,933	(102,257)

Total equity	$305,676	$407,933	$(102,257)

Investments Held at Fair Value

Investments held at fair value increased by $26.0 million to $217.4 million as of December 31, 2025. As of December 31, 2025, Investments held at fair value consisted primarily of our preferred share investment in Seaport and Vedanta. The increase in value is primarily related to the convertible preferred shares of Seaport, partially offset by equity method losses applied to the long-term interest (“LTI”) as well as the decrease in fair value in Vedanta preferred shares and the disposition of Vor common stock.

Cash, Cash Equivalents, and Short-Term Investments

Consolidated cash, cash equivalents and short-term investments decreased by $90.0 million to $277.3 million as of December 31, 2025. The decrease is primarily attributed to our operating loss of $98.5 million, partially offset by $2.8 million in proceeds from the disposition of Vor shares.

Non-current liabilities

Non-current liabilities increased by $29.4 million to $182.7 million as of December 31, 2025. The increase is primarily attributed to an increase in the sale of future royalties liability driven by a change in forecast for Cobenfy sales and the accretion of non-cash interest expense on the liability.

Quantitative and Qualitative Disclosures about Financial Risks

Interest Rate Sensitivity

As of December 31, 2025, we had cash and cash equivalents of $252.5 million and short-term investments of $24.8 million, while we had PureTech Level cash, cash equivalents and short-term investments of $277.1 million. PureTech Level cash, cash equivalents and short-term investments is a non-IFRS measure (for a definition of PureTech Level cash, cash equivalents and short-term investments and a reconciliation with the

IFRS number, see the section Measuring Performance earlier in this Financial review). Our exposure to interest rate sensitivity is impacted by changes in the underlying U.K. and U.S. bank interest rates. We have not entered into investments for trading or speculative purposes. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation and investments in short duration, high-quality U.S. Treasury Bills and related money market accounts, we do not believe a change in interest rates would have a material effect on the fair market value of our portfolio, and therefore, we do not expect our operating results or cash flows to be significantly affected by changes in market interest rates.

Foreign Currency Exchange Risk

We maintain our Consolidated Financial Statements in our functional currency, which is the U.S. dollar. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in the determination of net income (loss) for the respective periods. Such foreign currency gains or losses were not material for all reported periods.

Controlled Founded Entity Investments

We maintain investments in certain Controlled Founded Entities. Our investments in Controlled Founded Entities are eliminated as intercompany transactions upon financial consolidation. We are exposed to a subsidiary preferred share liability owing to the terms of existing preferred shares and the ownership of Controlled Founded Entities preferred shares by third parties. The liability of preferred shares is maintained at fair value through profit and loss. We view our exposure to third-party subsidiary preferred share liability as low as of December 31, 2025 as the liability is not significant. Please refer to Note 17. Subsidiary Preferred Shares to our Consolidated Financial Statements for further information regarding our exposure to Controlled Founded Entity investments.

Deconsolidated Founded Entity Investments

We maintain certain debt or equity holdings in Founded Entities which have been deconsolidated. These holdings are deemed either as investments carried at fair value under IFRS 9 with changes in fair value recorded through profit and loss or as associates accounted for under IAS 28 using the equity method. Our exposure to investments held at fair value and investments in notes from associates was $217.4 million and $11.4 million, respectively, as of December 31, 2025, and we may or may not be able to realize the value in the future. Accordingly, we view the risk as high. Our exposure to investments in associates is limited to the carrying amount of the investment. We are not exposed to further contractual obligations or contingent liabilities beyond the value of initial investment. As of December 31, 2025, the carrying amount of investments in associates was $0.0 million. Accordingly, we view this risk as low.

Equity Price Risk

As of December 31, 2024, we held 2,671,800 common shares of Vor with a fair value of $3.0 million. These common shares were sold in 2025. As of December 31, 2025, we held immaterial investments in listed entities on an active exchange. As such, we view the exposure to equity price risk as low.

Liquidity Risk

We do not believe we will encounter difficulty in meeting the obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. While we believe our cash and cash equivalents and short-term investments do not contain excessive risk, we cannot provide absolute assurance that in the future, our investments will not be subject to adverse changes or decline in value based on market conditions.

Credit Risk

We maintain an investment portfolio in accordance with our investment policy. The primary objectives of our investment policy are to preserve principal, maintain proper liquidity and meet operating needs. Although our investments are subject to credit risk, our investment policy specifies credit quality standards for our investments and limits the amount of credit exposure from any single issue, issuer or type of investment. We do not own derivative financial instruments. Accordingly, we do not believe that there is any material market risk exposure with respect to derivative or other financial instruments.

Credit risk is also the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are potentially subject to concentrations of credit risk in accounts receivable. Concentrations of credit risk with respect to receivables is owed to the limited number of companies comprising our receivable base. However, our exposure to credit losses is currently low due to the immateriality of the outstanding receivable balance, a small number of counterparties and the high credit quality or healthy financial conditions of these counterparties.

Foreign Private Issuer Status

Owing to our U.S. listing on the Nasdaq Global Market, we report under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as a non-U.S. company with foreign private issuer status. As long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

•

the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events; and

•	Regulation FD, which regulates selective disclosures of material information by issuers.